HESKETT & HESKETT
ATTORNEYS AT LAW
JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
APRIL MATHER	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
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JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

27 September 2006

Mr. Ryan Rohn

Division of Corporation Finance

United States Securities and Exchange Commission

Via Electronic Transmission

Re:

Innova Pure Water, Inc.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 12, 2005

File No. 000-29746

Dear Mr. Rohn:

We have been informed that today the company received notice from its auditors that the auditors will not have the financial portion of the referenced report finished by the end of this week, which was the time frame within which we had previously requested that the company be allowed to file same. We will be in further communication with the client and the accountants and will inform you of the new projected filing dates as soon as possible.  In the interim, the company hereby requests permission to extend the filing date beyond that previously requested.

Please contact us if you should have any comments or further requests.  Should there be any change in the above request, we will notify you immediately of any events associated thereto.

Very truly yours,

/s/   John Heskett

John Heskett

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